JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

E. D. ARMSTRONG III	MARION HALE	MICHAEL C. MARKHAM	CHARLES A. SAMARKOS
BRUCE H. BOKOR	REBECCA L. HEIST	ZACHARY D. MESSA	KIMBERLY L. SHARPE
JOHN R. BONNER, SR.*	SCOTT C. ILGENFRITZ	A. R. "CHARLIE" NEAL	JOAN M. VECCHIOLI
GUY M. BURNS	FRANK R. JAKES	BRETON H. PERMESLY	STEVEN H. WEINBERGER
JONATHAN S. COLEMAN	TIMOTHY A. JOHNSON, JR.*	F. WALLACE POPE, JR.	JOSEPH J. WEISSMAN
MICHAEL T. CRONIN	SHARON E. KRICK	ROBERT V. POTTER, JR.	STEVEN A. WILLIAMSON
ELIZABETH J. DANIELS	ROGER A. LARSON	JENNIFER A. REH	*OF COUNSEL
BECKY FERRELL-ANTON	ANGELINA E. LIM	DARRYL R. RICHARDS
COLLEEN M. FLYNN	MICHAEL G. LITTLE	PETER A. RIVELLINI
RYAN C. GRIFFIN	CHIH-PIN LU*	DENNIS G. RUPPEL*

PLEASE REPLY TO CLEARWATER
FILE NO. 44877.107865

July 10, 2007

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720

In Re:	OnScreen Technologies, Inc.
Registration Statement on Form SB-2
Filed January 23, 2007
File No. 333-140147

Ladies and Gentlemen:

We have been retained as special counsel to assist OnScreen Technologies, Inc. (“ONSC” or the “Company”) in connection with the processing of the above referenced Registration Statement. This representation includes assistance in the filing of this Amendment and response to the staff’s comments dated February 23, 2007. This letter is being filed with supplemental information via EDGAR, pursuant to Rule 101(a) of Regulation S-T.

The staff issued a comment letter dated February 23, 2007 based upon the Commissioner’s review of the Registration Statement filed on January 23, 2007. The following consists of the Company’s responses to the Commissioner’s comment letter. For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

General
1.	Your registration statement does not include financials statements. Include the appropriate financial statements in your next amendment. See Item 310(a) and (g) of Regulation S-B.

Response: The financial statements have been updated and are included as part of the Prospectus in accordance with Item 310(a) and (g) of Regulation S-B. For your information, financial statements were part of the original filing. The EDGAR filing agent inadvertently inserted them after Part II of the Registration Statement. They are now included as part of the prospectus.

2.
We note that you are registering the resale of 76,452,509 shares of common stock related to, or underlying, convertible debt, promissory notes and warrants. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, this transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at the-market offering under Rule 415(a)(4).

JOHNSON, POPE, BOKOR, RUPPEL& BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
June ___, 2007

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	the number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	the date on which and the manner in which each selling shareholder received. the shares and/or the overlying securities;

•	the relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	any relationships among the selling shareholders;

•
the dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	the discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	whether or not any of the selling shareholders is in the business of buying and selling securities.

Response: Please see the attached memorandum which addresses this comment.

3.
Please revise throughout the registration statement to clarify whether you are registering for resale shares of common stock issuable pursuant to convertible preferred stock. We note, for example, your reference to shares issuable pursuant to anti-dilution provisions of convertible preferred stock in footnote four to the fee table and to the Series A and Series B convertible preferred under " Circumstances under which Selling Stockholders Acquired or May Acquire Securities" on page 16, while you make no mention of convertible preferred stock in the remainder of your fee table and the Selling Shareholders section on page 11.

Response: We are not registering for resale shares of common stock issuable pursuant to convertible preferred stock. Footnote 4 to the fee table has been deleted and reference to preferred stock has been eliminated from the “Circumstances under which Selling Stockholders Acquired or May Acquire Securities" section.

JOHNSON, POPE, BOKOR, RUPPEL& BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
June ___, 2007

Prospectus Summary, page 5

The Offering, page 5

4.
Please confirm the number of shares of common stock that will be outstanding after the offering. Clarify why this number does not include 32,169,002 shares that may be acquired by selling shareholders and others pursuant to outstanding warrants, options and convertible notes.

Response: Appropriate changes have been made throughout the Prospectus in response to this comment. Please see “Summary” and “Selling Shareholders” table.

Risk Factors, page 6

5.	Please include an additional risk factor regarding your convertible notes that highlights the following:

•
The convertible notes are convertible at a floating rate based on a substantial discount to the then-prevailing market price and, as a result, the lower the stock price at the time the holder converts, the more common shares the holder gets. Furthermore, there is no limit on how low the conversion price can be, which means that there is no limit on the number of shares that the company may be obligated to issue.

•
To the extent the selling stockholders convert and then sell their common stock upon conversion of the notes, the common stock price may decrease due to the additional shares in the market. This could allow the selling stockholders to convert their convertible notes into even greater amounts of common stock, the sales of which would further depress the stock price.

•
The significant downward pressure on the price of the common stock as the selling stockholders convert and sell material amounts of common stock could encourage short sales by the selling stockholders or others. This could place significant downward pressure on the price of the common stock. In this regard, explain the meaning and significance of short selling.

•
The conversion of the notes may result in substantial dilution to the interests of other holders of common stock, since the investors may ultimately Convert and sell the full amount issuable on conversion under the notes.

•
Clarify whether the interest payable on the convertible notes is also convertible into shares of common stock. If so, disclose that the lower the common stock price, the more shares of common stock the holders of the convertible debentures will receive in payment of interest. Describe the interest rate and how much has accrued as of a recent date.

Provide similar disclosure in other relevant portions of the prospects, e.g., the Shares Eligible for Future Sale section on page 57.

JOHNSON, POPE, BOKOR, RUPPEL& BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
June ___, 2007

Response: The context of the risk factors comments has been added, as suggested, where appropriate in the Risk Factors and Shares Eligible for Future Sale sections. Please note, however, that there is a $0.20 per share floor conversion price, which means that there is a limit on the number of shares that the Company may be obligated to issue. The wording has been adjusted accordingly.

Selling Shareholders, page 11.

6.
Update the disclosure to the date of the prospectus. In this regard, we note that securities were issued in the first quarter of 2007. Furthermore, update the disclosure required by Item 701 of Part II to Regulation S-B.

Response: Updated disclosers as requested have been included.

7.
Beneficial ownership determinations should include all securities beneficially owned within 60 days of the prospectus, not within 60 days of November 30, 2005. Revise the disclosure both here and in the beneficial ownership table accordingly.

Response Beneficial ownership has been brought current to within 60 days of the date of the Prospectus.

8.	Clarify whether any of your selling shareholders are broker-dealers or affiliates of broker-dealers. The disclosure on page 12 refers to “registered" broker-dealers.

Response: None of our selling shareholders are broker-dealers or affiliates of broker-dealers. Wording revisions have been made accordingly.

9.
Disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by all selling shareholders who are not natural persons, such as EDS Holdings, LLC, and RSV Productions, Inc.

Response: Appropriate footnotes have been added to the Selling Shareholders Table to disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by all selling shareholders who are not natural persons.

10.
Either in the Beneficial Interest Table or here, state any position, office or other material relationship which the selling shareholders have had within the past three years with the company or its affiliates.

Response: Appropriate revisions and footnotes have been added to the Beneficial Interest Table and/or Selling Shareholders Table to disclose which selling shareholders have had any position, office or other material relationship with the company or its affiliates within the past three years.

JOHNSON, POPE, BOKOR, RUPPEL& BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
June ___, 2007

Circumstances under Which Selling Shareholders Acquired or May Acquire Securities, page 16

11.
Please disclose the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response: Appropriate revisions have been made to disclose the dollar values as suggested. Much of the information requested in the comments, 12, 13, 15 and 17 has been combined in the promissory notes schedule in the Selling Shareholders section and Circumstances under Which Selling Stockholders Acquired or May Acquire Securities, Promissory Notes Convertible to Common Shares sections.

12.
Provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions (including any interest payments, liquidated damages, payments made to "finders" or "placement agents, and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes or debt in this disclosure.

Response: The information that you suggest is included in the Promissory Note Schedule and the accompanying commentary in the Section Selling Shareholders section. The only payments made to the note holders was by way of issuance of common shares through conversion and warrants, all of which are shown in the newly inserted schedules.

Further, disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response: The relevant disclosures have been made in the new schedules in the Selling Shareholder section, Circumstances under Which Selling Stockholders Acquired or May Acquire Securities, Promissory Notes Convertible to Common Shares.

13.
Disclose the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed in separate columns or rows:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•
the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated by using the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and by determining the conversion price per share as of that date;

JOHNSON, POPE, BOKOR, RUPPEL& BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
June ___, 2007

•	the total possible number of shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

•
the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible :number of shares underlying the convertible notes;

•
the total possible number of shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the. sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the bate of the sale of the convertible notes from the chin marker lance of total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

Response: These disclosures have been made in the newly created Promissory Notes schedule in the Selling Shareholders section and Circumstances under Which Selling Stockholders Acquired or May Acquire Securities, Promissory Notes Convertible to Common Shares section.

14.
Please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities issued by you that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the convertible exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and

JOHNSON, POPE, BOKOR, RUPPEL& BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
June ___, 2007

•	determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities-. (assuming complete convertible exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of-that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: These disclosures have been made in the newly created Warrant Schedule in the Selling Shareholders section, Circumstances under Which Selling Stockholders Acquired or May Acquire Securities Warrants section.

15.	Disclose in a table:

•	the gross proceeds paid or payable to you in the convertible notes transactions;

•	all payments that have been made or that may be required to be made by you that are disclosed in response to comment 12 above;

•	the resulting net proceeds to you; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities issued by you that are held by the selling shareholders or affiliates thereof that are disclosed in response to comments 13 and 14 above.

Response: This information is disclosed for the notes and the warrants in the schedules and comments in the Selling Shareholders section.

Further, disclose - as a percentage - the total amount of all possible payments, as disclosed in response to comment 12 above, and the total possible discount to the market price of the shares underlying the convertible notes, as disclosed in response to comment 13 above, divided by the net proceeds to you from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

JOHNSON, POPE, BOKOR, RUPPEL& BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
June ___, 2007

Response: In light of the newly inserted disclosure schedules and because the promissory notes have all been converted except for $700,000, the requested additional information is de minimus and would confuse the reader. Effectively, the relevant revisions for comments 11, 12, 13 and 15 have been combined in Selling Shareholder section and Circumstances under Which Selling Stockholders Acquired or May Acquire Securities, Promissory Notes Convertible to Common Shares section.

16.
Describe in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any selling shareholder affiliates, or any person with whom the selling shareholders have a contractual relationship regarding the transaction (or any predecessors of those persons), including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•
the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and the current market price per share of the class of securities subject to the transaction on (reverse split adjusted, if necessary).

Response: The suggested schedule entitled Prior Securities Transactions between the Company and Selling Shareholders has been added to the Selling Shareholders section.

JOHNSON, POPE, BOKOR, RUPPEL& BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
June ___, 2007

17.  In a table, include disclosure that compares:

•
the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

Response: To the best of our knowledge and belief no shares registered for resale by the selling shareholders or affiliates of the selling shareholders have been included in prior registration statements.

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders.

Response: To the best of our knowledge and belief all of the shares listed in the Selling Shareholder schedule that are registered for resale by the selling shareholders or affiliates of the selling shareholders continue to be held by the selling shareholders or affiliates of the selling shareholders.

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

Response: To the best of our knowledge and belief none of the shares listed in the Selling Shareholder schedule have been sold in registered resale transactions by the any of the selling shareholders or affiliates of the selling shareholders.

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

Response: All of the shares as listed in the Selling Shareholder schedule are intended to be registered for resale by the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response: These disclosures have been made in the Selling Shareholder section and Circumstances under Which Selling Stockholders Acquired or May Acquire Securities, Shares Outstanding Prior to Issuance of the Convertible Notes section.

18.	Disclose the following information:

•	whether you have the intention, and a reasonable basis to believe that you will have the financial ability to make all payments on the overlying securities; and

JOHNSON, POPE, BOKOR, RUPPEL& BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
June ___, 2007

Response: Appropriate wording has been inserted in the Description of Securities section of the registration statement.

•
whether - based an information obtained from the selling shareholders - any selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response: To the best of our knowledge, no selling shareholder has a short position in any of our securities. This disclosure has been made in the appropriate section.

19.	Provide the following information:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

Response: Other than the convertible promissory notes and warrants that are already described in the registration statement (Selling Shareholder section, Circumstances under Which Selling Stockholders Acquired or May Acquire Securities, Promissory Notes Convertible to Common Shares and the Warrants section) and as contained in the discussion in the Certain Relationships and Related Transactions, there are no relationships nor arrangements between the company and the selling shareholders as described in the above comment.

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

JOHNSON, POPE, BOKOR, RUPPEL& BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
June ___, 2007

Response: Other than the convertible promissory notes, there are no arrangements between the Company and the selling shareholders as described in the above comment.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: Please accept this statement as our confirmation that the relationships and arrangements between and among those parties already is presented in the prospectus and that a specimen copy of the convertible promissory note is included as an exhibit to the registration statement.

20.
Provide us with a description of the method by which the company determined the number of shares it seeks to register in correction with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

Response: The method used by the Company to determine the shares to be included in this Registration Statement was to include the following categories of shares: (i) shares issued and underlying shares for which the company is contractually obligated to register shares such as piggyback registration rights contained in warrants issued to investors, convertible debt, purchase of patent rights, settlement of royalty claims and consulting/service contracts such as Business Advisory Board, Scientific Advisory Board and legal services and (ii) common shares underlying the conversion feature of outstanding convertible notes. A more detailed description of the categories and the number of shares included in the categories is shown in the Registration Statement section entitled Selling Shareholders. Also, please see footnote 4, the Calculations of Registration Fee table which is not consistent with the total number of shares in the Selling Shareholder table. We excluded issued shares that qualify to be sold in accordance with the provisions of Rule 144 of the Securities Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

21.	Update MD&A to discuss your year-end financial results. Include a comparison of net losses for all comparable periods.

Response: The appropriate updates have been made.

22.
Reference is made to the last paragraph of the liquidity section. You indicate management's belief that financing will be available to fund operations until revenue streams are sufficient to fund operations. You then state that there is no assurance such financing will close. If there is no assurance this financing will close, provide us with the basis for management's belief that it will be available. In doing so, quantify your current working capital needs and allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material.

JOHNSON, POPE, BOKOR, RUPPEL& BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
June ___, 2007

Response: Appropriate revisions have been made in the updated MD&A section.

Executive Compensation, page 44

23.
Update your executive compensation section to include disclosure for fiscal year 2004 and to comply with Regulation S-B Items 402 and 444 as recently amended. See the Commission's recent Executive Compensation and Related Person Disclosure release located http://www.sec.gov/rules/final/2006/33-8732a.pdf.

Response: The Executive Compensation section has been revised and updated in the revised From SB-2 to comply with the current Securities and Exchange Commission amendments to the disclosure requirements for executive and director compensation, related person transactions, director independence and other corporate governance matters and security ownership of officers and directors.

Beneficial Interest Table, page 49

24.	In accordance with Item 403 of Regulation S-B, update the disclosure to the most recent practicable date.

Response: The registration statement has an updated Beneficial Interest Table.

25.	Please disclose the number of persons that comprise the "Officers, Directors, executives as group" row.

Response: An appropriate revision has been made.

26.	Please disclose the addresses for all persons listed in the table. Only officers and directors may use the company's address.

Response: The appropriate revision has been made.

27.	We note in footnote 11 that Mr. Miles' common stock share position includes "direct entitlement and related party management shares.” Please explain what these are.

Response: An appropriate explanation has been inserted in the footnote.

28.	Please reconcile the number and percentage of shares beneficially owned by Kjell H. Qvale with the amount listed in the selling shareholder table.

Response: These numbers have now been reconciled.

Submission of Matters to a Vote of Security Holders, page 58

29.
Regulation S-B does not require the information contained in this section. Moreover, much of it appears outdated and potentially confusing. We note, for example, the disclosure that there are no current plans to issue additional common shares despite the fact that you have done so since the June 29, 2006 special Meeting. Revise accordingly or remove this discussion.

JOHNSON, POPE, BOKOR, RUPPEL& BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Michele Anderson Legal Branch Chief
William A. Bennett, Esq.
June ___, 2007

Response: This section has been deleted.

Conclusion

It should be evident by this response letter and the substantial changes contained within the body of the Amendment that ONSC has diligently and conscientiously responded to the staff’s comments. If the staff would like to discuss any of the responses, please feel free to contact me at (727) 461-1818. My facsimile number is (727) 441-8617. My email is mikec@jpfirm.com. Thank you for your attention to this filing.

Very truly yours,

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP

By: /s/ Michael T. Cronin
Michael T. Cronin

Supplemental Memorandum
Re: Staff Comment No. 2 - Rule 415 Analysis

Introduction

Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant. The Company respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because (i) all the securities will be offered or sold solely by security holders of the Company and not by the Company; (ii) none of the security holders is acting on behalf of the Company, and (iii) none of selling shareholders are affiliates of the Company.

Each of the selling shareholders is acting on its own behalf and not on behalf of the Company. Each selling shareholders has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred. The selling shareholders purchased the shares for investment purposes and not with a view of distribution. There are no indicia that any of the selling shareholders is engaged in a “distribution”. A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special efforts and selling methods. To the knowledge of the Company, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

Because none of the selling shareholders is acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company and its affiliates, the offering is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Analysis of Rule 415 Criteria for a Secondary Offering

Item D-29 of the SEC’s manual of publicly available telephone interpretation sets forth considerations which an issuer should analyze to determine the application of Rule 415. The Company has analyzed these factors, along with the enumerated factors set forth in the comment letter, and believes this analysis provides further confirmation that the sales of securities being registered are appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) (“Telephone Interpretation 29”). In setting forth our responses, we will be making reference to Telephone Interpretation 29. Set forth below is a restatement of each of the staff’s enumerated bullet points and the issuer’s response.

•     The numbers of selling shareholders and the percentage of the overall offering made by each shareholder.

Attached to Schedule 1 is a listing of all selling shareholders and the relative percentage of the offering for each named selling shareholder. As the attached Schedule 1 indicates, the vast majority of selling shareholders are offering a very small percentage of this offering. One selling shareholder represents 19.97% of the offering. Another selling shareholder represents 11.2% of the offering. There are no other selling shareholders above 10% of the offering. In fact, most selling shareholders are below 1% of the offering. The number of selling shareholders and the relative small percentage ownership by each shareholder is evidence that this is not a primary offering but rather a bona fide secondary offering pursuant to the criteria established in Telephone Interpretation 29. The selling shareholders do not individually or as a group have the ability to directly or indirectly control the actions of the Company either by contract or through management or exercise of voting rights and they do not have any greater access than other shareholders to information about the Company, its operations and financial results. The selling shareholders do not share any identity and interest with the Company.

All shares are being registered on behalf of non-affiliates. This represents 52% of the number of shares that would be outstanding after the offering.

The public float just prior to the filing of this Registration Statement is approximately 135,534,549 shares. This excludes shares held by officers, directors, and 10% shareholders. We acknowledge that a registration of 78,108,174 common shares exceeds 30% of the public float. However, the issuer does not concede that it is registering an excessive number of shares. The issuer believes it can rebut the presumption of 30% as reasonable amount of shares for a secondary offering. First, most of the shares have been held for a substantial period of time. Many have been held in excess of one (1) year. Second, there is no individual shareholder that is registering for resale greater than 10.42% of our outstanding common stock. Accordingly, based upon this analysis, we believe that the issuer has set forth a reasonable basis to support a valid secondary offering under Rule 415 in accordance with this criteria.

•     The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities.

Schedule 2 attached hereto, details the information requested in response to this criteria. As the schedule indicates, almost all of the shares and shares underlying the warrants have been held for a significant period of time. The selling shareholders are not conduits for the Company. They are bona fide investors and parties who have accepted the Company’s securities for arms-length consideration, who after a substantial period of time of being at risk, are seeking investment liquidity. In performing similar primary versus secondary offering analysis with respect to PIPES and certain “equity line” arrangements, the staff has given significant weight to the degree of market risk borne by the applicable investors prior the filing of the registration statement. Each of the selling shareholders has borne market risk for their investment for a significant period of time prior to the filing of the registration statement. Many of the investors have held their securities longer than the Rule 144 one-year holding period. Unlike underwriters who typically engage in selling efforts before acquiring the subject shares, the selling shareholders have held the shares listed in the registration statement for the following time periods:

2

Time Period	# of Shares	% of Offering

0 - 6 months	8,835,475	11%
6 months - 1 year	18,625,876	24%
1 year - 2 years	49,856,823	64%
Over 2 years	790,000	1%
Totals	78,108,174	100%

In each case, during the entire period, since the date of acquisition, the selling shareholders have been subject to full economic and market risk of ownership with no assurance of their ability to sell such shares, either in a liquid market - or at all. This situation is contrary to that of a shareholder that undertakes the purchase of stock “with a view toward distribution” or otherwise on behalf of the Company.

The changes in the prospectus set forth in great detail the date and the manner in which selling shareholder received the shares and/or the overlying securities. The issuer conducted bona fide private placements of its securities. In addition, the issuer has issued its securities on an arms-length basis in connection with commercial transactions. Finally, the issuer has issued its securities to certain of its employees, officers, directors and consultants in lieu of utilizing cash for valid business purposes.

•     The relationship of each selling shareholder with the Company, including an analysis of whether the selling shareholder is an affiliate of the Company.

Schedule 2 identifies the relationship of each shareholder with the Company, including whether that shareholder is an affiliate. Based upon representations provided by the Company, none of the selling shareholders are affiliates. We note that Mr. Charles Baker is a former CEO/President but he has not retained that position for over 90 days. In addition, we have inquired of Mr. Clough and are satisfied that the shares held by his children are not considered shares held by a family member because such children are grown adults who live independently and are not part of Mr. Clough’s household. We are advised by the Company that there are no other relationships between each selling shareholder and the Company.

3

•     Any relationships among the selling shareholders.

We are advised that each selling shareholder made an independent investment decision to acquire the Company’s securities. The selling shareholders are not acting as a group. The Company has advised us that it is not aware of any written agreement or other relationship among the selling shareholders which would indicate that such shareholders would act as a group.

•     The dollar value of the shares registered in relation to the proceeds that the Company received from the selling shareholders for the securities, excluding amounts of the proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in the fees or other payments.

Schedule 3 attached hereto provides detailed information requested by the staff pursuant to this criteria.

The Company has not used the services of a placement agent, and accordingly substantially all of the proceeds from the investors were made available to the Company. There are no fees payable to the selling shareholders and/or their affiliates in connection with the offering and registration of these securities. Accordingly, the concerns of the staff relating to other PIPE transactions do not exist in this offering.

•     The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise.

Schedule 3 attached hereto provides the detailed information requested by the staff. Applicable disclosures are also included in the body of the prospectus. Any discounts were negotiated on an arms-length basis and reflect the reasonable discount to market in light of the restricted nature of the subject securities at the time of the investment and the associated risks with an investment in the Company.

•     Whether or not any of the selling shareholders is in the business of buying and selling securities.

We are advised by the Company that there are two (2) selling shareholders that are in the business of underwriting securities or are registered broker dealers. In both cases, neither of such selling shareholders has acted in an underwriting or placement agent capacity as it relates to their acquisition of the Company’s securities.

Midtown Partners & Co., LLC (“Midtown”), is a selling shareholder for 60,000 shares. These shares were issued in consideration for consulting services relating to shareholder concerns, financing structure, liquidity strategies, M&A proposals, fairness opinions, and general capital market concerns. Midtown was not engaged as a placement agent or underwriter. Midtown did not raise any capital for the Company. Accordingly, the Company does not view shares being registered on behalf of Midtown as shares being registered on behalf of an underwriter.

4

The Company is also registering on behalf of Paulson Investment Company (“Paulson”), 1,828,517 shares of its common stock. We have inquired to management of the Company as to the background relating to Paulson’s ownership of such shares. We were advised as follows. Paulson advanced the Company $500,000 on a bridge loan, which was intended to be paid out through the proceeds of a subsequent private placement. The private placement offering never occurred and accordingly, Paulson converted its bridge promissory note into shares of the Company’s common stock based upon 80% of the average closing bid price for 10 trading days. This equated to an average conversion price of $.36 per share.

It is our understanding that Paulson advanced these funds in anticipation of a PIPE in which Paulson would act as the placement agent. However, the PIPE offering never occurred and accordingly, Paulson has been at real economic risk for its $500,000 bridge promissory note since May 2006. This is in excess of the Rule 144 one-year holding period. Based on such facts, Paulson shares were acquired for real consideration as a bridge investor and were not issued as consideration for services rendered in connection with an underwriting or private placement.

5

Selling Shareholder Percentage of Overall Offering

Selling Shareholder	Number	Offering
	of Shares	Percent
Amstadter, Michael	125,000	0.16%
Anderson, Brett	10,000	0.01%
Arnaudon, John	1,300,000	1.66%
Baker, Charles	2,100,000	2.69%
Baker, Michael	315,437	0.40%
Bear Creek Capital	840,000	1.08%
Bellamy, Dean	397,060	0.51%
Biondo, John	12,500	0.02%
Branson, Gary and Shirley	150,000	0.19%
Brooks, Scott	100,000	0.13%
Brown, Michael	100,000	0.13%
Champlin, Roscoe	38,571	0.05%
Chapman, John W.	780,000	1.00%
Clifford, Stuart N.	397,059	0.51%
Clough, Natale A.	300,000	0.38%
Clough, Nicholas J.	300,000	0.38%
Daryl & Candice Tollett Investments	595,589	0.76%
DeLeon, Michelle	56,250	0.07%
Donohue, Tim	500,000	0.64%
EDS Holdings, LLC	2,266,666	2.90%
Erickson, Wally	270,000	0.35%
Fogel, Cheri	116,000	0.15%
Fried, Stewart	500,000	0.64%
Frost, Daryl	96,429	0.12%
Garbutt, Ian and Judith	63,500	0.08%
Goodenough, Phillips J.	50,000	0.06%
Guerra, Raymond B.	520,000	0.67%
Guthrie, John	500,000	0.64%
Hallock, Betty	520,000	0.67%
Hepper, Dean D.	520,000	0.67%
Hopkins, Carl R.	35,527	0.05%
Jacobson, Benjamin A.	12,500	0.02%
James C.Czirr Trust u/t/d 2/20/04	125,000	0.16%
Jordan, Bruce	20,000	0.03%
KCAL, Inc. Defined Benefit Plan	397,059	0.51%
Ketcham, Mark	520,000	0.67%
King, Marcus	720,882	0.92%
Kjell H. Qvale Survivors Trust	15,600,000	19.97%
Krieg, Jerome L.	540,000	0.69%
Leaf, Steve and Dolores	79,411	0.10%
Lindsey, Samuel L.	5,000	0.01%
Marcus King-JLB, LLC	173,332	0.22%
Marshall, Brett Scott	20,000	0.03%
Melby, Clifford L.	1,875,000	2.40%
Midtown Partners & Co., LLC	60,000	0.08%

Miles, Jeffrey	312,500	0.40%
Miles, Joseph	312,500	0.40%
Miles, Matthew	312,500	0.40%
Miles, Scott	312,500	0.40%
Miles, Walt and Whitney	8,750,000	11.20%
Miller, Denzil H.	1,370,000	1.75%
Miller, Drayton Daniel	150,000	0.19%
Murphy, Michael	500,000	0.64%
Newport Ventures LP	5,625,000	7.20%
Paulson Invesatment Co., Inc.	1,828,517	2.34%
Pelka & Accociates, Inc.	48,001	0.06%
Popa, Nick	15,000	0.02%
Popovich, John	250,000	0.32%
Price Trust U/T/A 10/5/84	2,600,000	3.33%
Puff, Walter	12,500	0.02%
Qvale, Bruce H.	4,600,000	5.89%
Reininga, Robert	426,666	0.55%
Reis, Richard M.	12,500	0.02%
Robinson, Stan	100,000	0.13%
Rohan, Rory J	170,000	0.22%
RSV Productions, Inc.	2,266,667	2.90%
Ryan Family Partners, LLC	2,266,667	2.90%
Schuette, Michael	250,000	0.32%
Seimears, Steve and Marcea	35,527	0.05%
Smith, Ron	500,000	0.64%
Spurgeon, Barbara	50,000	0.06%
Spurgeon, Tim	50,000	0.06%
Spurgeon, Tim and Barbara	400,000	0.51%
Stansberry, William J.	375,000	0.48%
Starkweather, David	397,059	0.51%
Steele, Robert V.	12,500	0.02%
Sterling Trust Co.f/b/o Dean Bellamy	270,000	0.35%
Stiling, Jeff	350,000	0.45%
Stribrny, Ludvik E.	937,500	1.20%
Strusser 1999 Trust	1,300,000	1.66%
Susan J. Allen Trust	600,000	0.77%
Sweeney, Jim	2,080,000	2.66%
Tajnai, Joseph D.	12,500	0.02%
Taylor Family Trust	1,000,000	1.28%
Tire Dealers, Ltd.	1,267,084	1.62%
Velte, Stephen K.	500,000	0.64%
Wagar, Bruce A.	385,714	0.49%
Wester, Neil	50,000	0.06%
Williams, Curtis	500,000	0.64%
Witherspoon, William F.	520,000	0.67%
	78,108,174

Acquisition Date, Manner and Relationship to Issuer

Selling Shareholder	Date	Number	Manner Shares	Relationship with
	Acquired	of Shares	Received	the Company
Amstadter, Michael	02/14/07	9,259	Promissory Note Conversion	Non Company Affiliate
Amstedter, Michael	02/14/07	115,741	Promissory Note Conversion	Non Company Affiliate
Anderson, Brett	10/05/06	10,000	Payment of Consulting Services	Non Company Affiliate
Arnaudon, John	10/16/05	50,000	Investor Bonus Shares	Non Company Affiliate
Arnaudon, John	04/10/06	1,000,000	Private Placement Investment	Non Company Affiliate
Arnaudon, John	04/10/06	250,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Baker, Charles	03/01/05	100,000	Employee Bonus Shares	Former CEO/President
Baker, Charles	08/28/06	2,000,000	Employee Bonus Shares	Former CEO/President
Baker, Michael	10/16/05	6,666	Investor Bonus Shares	Non Company Affiliate
Baker, Michael	04/10/06	133,333	Private Placement Investment	Non Company Affiliate
Baker, Michael	09/18/06	33,333	Investor Bonus Warrants Exercised	Non Company Affiliate
Baker, Michael	10/02/06	131,579	Promissory Note Conversion	Non Company Affiliate
Baker, Michael	02/07/07	10,526	Investor Bonus Warrants Exercised	Non Company Affiliate
Bear Creek Capital	11/13/06	840,000	Employee Bonus Shares	Non Company Affiliate
Bellamy, Dean	09/12/06	183,824	Promissory Note Conversion	Non Company Affiliate
Bellamy, Dean	02/15/07	29,412	Investor Bonus Warrants Exercised	Non Company Affiliate
Bellamy, Dean	10/17/06	183,824	Promissory Note Conversion	Non Company Affiliate
Biondo, John	01/02/03	12,500	Payment of Consulting Services	Scientific Advisory Board Member
Branson, Gary and Shirley	10/12/06	138,889	Promissory Note Conversion	Non Company Affiliate
Branson, Gary and Shirley	10/12/06	11,111	Promissory Note Conversion	Non Company Affiliate
Brooks, Scott	11/06/06	100,000	Employee Bonus Shares	Non Company Affiliate
Brown, Michael	06/02/06	100,000	Employee Bonus Shares	Former employee
Champlin, Roscoe	10/16/06	35,714	Promissory Note Conversion	Non Company Affiliate
Champlin, Roscoe	10/16/06	2,857	Promissory Note Conversion	Non Company Affiliate
Chapman, John W.	10/16/05	30,000	Investor Bonus Shares	Non Company Affiliate
Chapman, John W.	04/10/06	600,000	Private Placement Investment	Non Company Affiliate
Chapman, John W.	05/30/06	150,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Clifford, Stuart N.	10/19/06	367,647	Promissory Note Conversion	Non Company Affiliate
Clifford, Stuart N.	10/19/06	29,412	Promissory Note Conversion	Non Company Affiliate
Clough, Natale A.	09/06/05	50,000	Employee Bonus Shares	Child of Employee
Clough, Natale A.	07/05/06	250,000	Employee Bonus Shares	Child of Employee
Clough, Nicholas J.	09/06/05	50,000	Employee Bonus Shares	Child of Employee
Clough, Nicholas J.	07/05/06	250,000	Employee Bonus Shares	Child of Employee
DeLeon, Michelle	10/12/06	52,083	Promissory Note Conversion	Non Company Affiliate
DeLeon, Michelle	10/12/06	4,167	Promissory Note Conversion	Non Company Affiliate
Donohue, Timothy J.	04/10/06	400,000	Private Placement Investment	Non Company Affiliate
Donohue, Timothy J.	11/20/06	100,000	Private Placement Investment	Non Company Affiliate
EDS Holdings, LLC	05/23/06	1,866,666	Payment for Royalty Rights	Non Company Affiliate
EDS Holdings, LLC	05/23/06	400,000	Payment for Royalty Rights	Non Company Affiliate
Erickson, Wally	10/19/06	250,000	Promissory Note Conversion	Non Company Affiliate
Erickson, Wally	10/19/06	20,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Fogel, Cheri	11/01/05	116,000	Employee Bonus Shares	Former employee
Fried, Stewart	03/28/06	100,000	Promissory Note Conversion	Non Company Affiliate

Fried, Stewart	04/10/06	400,000	Private Placement Investment	Non Company Affiliate
Frost, Daryl	10/16/06	89,286	Promissory Note Conversion	Non Company Affiliate
Frost, Daryl	10/16/06	7,143	Promissory Note Conversion	Non Company Affiliate
Garbutt, Ian and Judith	01/17/07	50,000	Employee Bonus Shares	Former employee/consultant
Garbutt, Ian and Judy	03/29/07	12,500	Promissory Note Conversion	Former employee/consultant
Garbutt, Ian and Judy	04/02/07	1,000	Investor Bonus Warrants Exercised	Former employee/consultant
Goodenough, Phillips J.	10/16/05	50,000	Investor Bonus Shares	Non Company Affiliate
Guerra, Raymond B.	10/16/05	20,000	Investor Bonus Shares	Non Company Affiliate
Guerra, Raymond B.	04/10/06	400,000	Private Placement Investment	Non Company Affiliate
Guerra, Raymond B.	10/27/06	100,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Guthrie, John	04/10/06	400,000	Private Placement Investment	Non Company Affiliate
Guthrie, John	05/05/06	100,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Hallock, Betty	10/16/05	20,000	Investor Bonus Shares	Non Company Affiliate
Hallock, Betty	04/10/06	400,000	Private Placement Investment	Non Company Affiliate
Hallock, Betty	04/27/06	100,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Hepper, Dean D.	10/16/05	20,000	Investor Bonus Shares	Non Company Affiliate
Hepper, Dean D.	03/28/06	100,000	Promissory Note Conversion	Non Company Affiliate
Hepper, Dean D.	04/10/06	400,000	Private Placement Investment	Non Company Affiliate
Hopkims, Carl R.	10/02/06	2,632	Promissory Note Conversion	Non Company Affiliate
Hopkins, Carl R.	10/02/06	32,895	Promissory Note Conversion	Non Company Affiliate
Jacobson, Benjamin A.	01/02/03	12,500	Payment of Consulting Services	Scientific Advisory Board Member
James C.Czirr Trust u/t/d 2/20/04	03/28/06	25,000	Promissory Note Conversion	Non Company Affiliate
James C.Czirr Trust u/t/d 2/20/04	04/10/06	100,000	Private Placement Investment	Non Company Affiliate
Jordan, Bruce	01/01/06	20,000	Payment of Consulting Services	Former Consultant
KCAL Inc. Defined Benefit Plan by Paul J. Kenner	10/17/06	367,647	Promissory Note Conversion	Non Company Affiliate
KCAL Inc. Defined Benefit Plan by Paul J. Kenner	10/17/06	29,412	Promissory Note Conversion	Non Company Affiliate
Ketcham, Mark	10/16/05	20,000	Investor Bonus Shares	Non Company Affiliate
Ketcham, Mark	04/10/06	400,000	Private Placement Investment	Non Company Affiliate
Ketcham, Mark	05/19/06	100,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
King, Marcus	09/12/06	389,706	Promissory Note Conversion	Non Company Affiliate
King, Marcus	09/27/06	277,778	Promissory Note Conversion	Non Company Affiliate
King, Marcus	10/16/06	13,334	Investor Bonus Shares	Non Company Affiliate
Krieg, Jerome	09/19/06	500,000	Promissory Note Conversion	Non Company Affiliate
Krieg, Jerome	09/19/06	40,000	Investor Bonus Shares	Non Company Affiliate
Leaf, Steve and Dolores	10/17/06	73,529	Promissory Note Conversion	Non Company Affiliate
Leaf, Steve and Dolores	10/17/06	5,882	Promissory Note Conversion	Non Company Affiliate
Lindsey, Samuel L.	09/06/05	5,000	Employee Bonus Shares	Former employee
Marcus King-JLB, LLC	10/16/05	6,666	Investor Bonus Shares	Non Company Affiliate
Marcus King-JLB, LLC	04/10/06	133,333	Private Placement Investment	Non Company Affiliate
Marcus King-JLB, LLC	04/27/06	33,333	Investor Bonus Warrants Outstanding	Non Company Affiliate
Marcus King-JLB, LLC	11/13/06	40,064	Promissory Note Conversion	Non Company Affiliate

Marshall, Brett Scott	10/05/06	20,000	Payment of Consulting Services	Former Consultant
Melby, Clifford L.	10/12/06	1,736,111	Promissory Note Conversion	Non Company Affiliate
Melby, Clifford L.	10/31/06	138,889	Investor Bonus Warrants Exercised	Non Company Affiliate
Midtown Partners & Co., LLC	01/01/06	60,000	Payment of Consulting Services	Former Consultant
Miles, Jeffrey	03/28/06	62,500	Promissory Note Conversion	Non Company Affiliate
Miles, Jeffrey	04/10/06	250,000	Private Placement Investment	Non Company Affiliate
Miles, Joseph	03/28/06	62,500	Promissory Note Conversion	Non Company Affiliate
Miles, Joseph	04/10/06	250,000	Private Placement Investment	Non Company Affiliate
Miles, Matthew	03/28/06	62,500	Promissory Note Conversion	Non Company Affiliate
Miles, Matthew	04/10/06	250,000	Private Placement Investment	Non Company Affiliate
Miles, Scott	03/28/06	62,500	Promissory Note Conversion	Non Company Affiliate
Miles, Scott	04/10/06	250,000	Private Placement Investment	Non Company Affiliate
Miles, Walt and Whitney	03/28/06	1,750,000	Promissory Note Conversion	Non Company Affiliate
Miles, Walt and Whitney	04/10/06	7,000,000	Private Placement Investment	Non Company Affiliate
Miller, Denzil H.	10/16/05	20,000	Investor Bonus Shares	Non Company Affiliate
Miller, Denzil H.	04/10/06	800,000	Private Placement Investment	Non Company Affiliate
Miller, Denzil H.	04/10/06	400,000	Private Placement Investment	Non Company Affiliate
Miller, Denzil H.	10/02/06	150,000	Promissory Note Conversion	Non Company Affiliate
Miller, Drayton Daniel	10/02/06	150,000	Promissory Note Conversion	Non Company Affiliate
Murphy, Michael P.	04/10/06	400,000	Private Placement Investment	Non Company Affiliate
Murphy, Michael P.	08/10/06	100,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Newport Ventures LP	10/12/06	5,208,333	Promissory Note Conversion	Non Company Affiliate
Newport Ventures LP	10/12/06	416,667	Promissory Note Conversion	Non Company Affiliate
Paulson Investment Company	12/04/06	1,828,517	Promissory Note Conversion	Former Consultant
Pelka & Accociates, Inc.	06/19/06	48,001	Payment of Consulting Services	Scientific Advisory Board Member
Popa, Nick	03/01/05	15,000	Employee Bonus Shares	Former employee
Popovich, John	04/03/06	250,000	Payment of Consulting Services	Consultant
Price Trust U/T/A 10/5/84	04/10/06	2,000,000	Private Placement Investment	Non Company Affiliate
Price Trust U/T/A 10/5/84	05/05/06	500,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Price Trust u/t/d 10/5/84	08/18/05	100,000	Investor Bonus Shares	Non Company Affiliate
Puff, Walter P.	08/08/03	12,500	Payment of Consulting Services	Scientific Advisory Board Member
Qvale Kjell H. Qvale Survivors Trust	04/10/06	6,000,000	Private Placement Investment	Non Company Affiliate
Qvale Kjell H. Qvale Survivors Trust	05/15/06	5,000,000	Promissory Note Conversion	Non Company Affiliate
Qvale Kjell H. Qvale Survivors Trust	05/15/06	400,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Qvale Kjell H. Qvale Survivors Trust	05/19/06	1,500,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Qvale Kjell H. Qvale Survivors Trust	10/13/06	2,500,000	Promissory Note Conversion	Non Company Affiliate
Qvale Kjell H. Qvale Survivors Trust	10/13/06	200,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Qvale, Bruce H.	08/18/05	100,000	Investor Bonus Shares	Non Company Affiliate
Qvale, Bruce H.	04/10/06	2,000,000	Private Placement Investment	Non Company Affiliate
Qvale, Bruce H.	04/10/06	1,600,000	Private Placement Investment	Non Company Affiliate
Qvale, Bruce H.	05/19/06	500,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Qvale, Bruce H.	05/19/06	400,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Reininga, Robert	06/09/06	426,666	Payment of Consulting Services	Consultant
Reis, Richard M.	01/02/03	12,500	Payment of Consulting Services	Scientific Advisory Board Member

Robinson, Stan	04/03/06	100,000	Payment of Consulting Services	Consultant
Rohan, Rory J	01/01/06	170,000	Payment of Consulting Services	Former Consultant
RSV Productions, Inc.*	05/23/06	1,866,667	Payment for Royalty Rights	Non Company Affiliate
RSV Productions, Inc.*	05/23/06	400,000	Payment for Royalty Rights	Non Company Affiliate
Ryan Family Partners, LLC	05/23/06	1,866,667	Payment for Royalty Rights	Non Company Affiliate
Ryan Family Partners, LLC	05/23/06	400,000	Payment for Royalty Rights	Non Company Affiliate
Schuette, Michael	05/01/07	250,000	Employee Bonus Shares	Consultant/Former employee
Seimears, Steve and Marcea	10/02/06	32,895	Promissory Note Conversion	Non Company Affiliate
Seimears, Steve and Marcea	10/02/06	2,632	Promissory Note Conversion	Non Company Affiliate
Smith, Ron	04/10/06	400,000	Private Placement Investment	Non Company Affiliate
Smith, Ron	05/05/06	100,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Spurgeon, Barbara	05/26/06	50,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Spurgeon, Tim	05/26/06	50,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Spurgeon, Tim and Barbara	04/10/06	400,000	Private Placement Investment	Non Company Affiliate
Stansberry, William J.	04/10/06	300,000	Private Placement Investment	Non Company Affiliate
Stansberry, William J.	08/10/06	75,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Starkweather, David	10/19/06	367,647	Promissory Note Conversion	Non Company Affiliate
Starkweather, David	10/19/06	29,412	Promissory Note Conversion	Non Company Affiliate
Steele, Robert V.	01/02/03	12,500	Payment of Consulting Services	Scientific Advisory Board
Sterling Trust f/b/o Dean Bellamy	02/20/07	250,000	Promissory Note Conversion	Non Company Affiliate
Sterling Trust f/b/o Dean Bellamy	02/20/07	20,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Stiling, Jeff	06/26/06	350,000	Employee Bonus Shares	Former employee
Stribrny, Ludvik E.	01/02/06	69,444	Promissory Note Conversion	Non Company Affiliate
Stribrny, Ludvik E.	10/12/06	868,056	Promissory Note Conversion	Non Company Affiliate
Strusser 1999 Trust	10/16/05	50,000	Investor Bonus Shares	Non Company Affiliate
Strusser 1999 Trust	04/10/06	1,000,000	Private Placement Investment	Non Company Affiliate
Strusser 1999 Trust	09/19/06	250,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Susan J. Allen Trust	10/06/04	600,000	Employee Bonus Shares	Wife of Employee
Sweeney, Jim	10/16/05	80,000	Investor Bonus Shares	Non Company Affiliate
Sweeney, Jim	04/10/06	1,600,000	Private Placement Investment	Non Company Affiliate
Sweeney, Jim	04/27/06	400,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Tajnai, Joseph D.	01/02/03	12,500	Payment of Consulting Services	Scientific Advisory Board Member
Taylor Family Trust	04/10/06	800,000	Private Placement Investment	Non Company Affiliate
Taylor Family Trust	02/28/07	200,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Tire Dealers, Ltd.	10/12/06	86,806	Promissory Note Conversion	Non Company Affiliate
Tire Dealers, Ltd.	10/12/06	6,944	Promissory Note Conversion	Non Company Affiliate
Tire Dealers, Ltd.	06/09/06	1,173,334	Payment of Consulting Services	Non Company Affiliate
Toilett, Daryl and Candice	10/19/06	551,471	Promissory Note Conversion	Non Company Affiliate
Toilett, Daryl and Candice	10/19/06	44,118	Promissory Note Conversion	Non Company Affiliate
Velte, Stephen K. *	05/01/06	500,000	Investor Bonus Warrants Exercised	Former employee
Wagar, Bruce A	10/16/06	357,143	Promissory Note Conversion	Non Company Affiliate
Wagar, Bruce A.	11/20/06	28,571	Promissory Note Conversion	Non Company Affiliate
Wester, Neil	04/01/05	50,000	Employee Bonus Shares	Former employee
Williams, Curtis	01/22/07	500,000	Promissory Note Conversion	Non Company Affiliate
Witherspoon, William F.	10/16/05	20,000	Investor Bonus Shares	Non Company Affiliate
Witherspoon, William F.	04/10/06	400,000	Private Placement Investment	Non Company Affiliate
Witherspoon, William F.	10/25/06	100,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
		78,108,174
* Steven K. Velte has a majority
ownership interest in RSV
Productions, Inc.

Selling Shareholder Stock Value at Acquisition and Discount Received

Selling	Date	Number	Acquisition	Acquisition	Monetary	Company	Discount	Manner for
Shareholder	Acquired	of Shares	Date Price	Date Value	Proceeds	Will	to Selling	which	Relationship
					Company	Receive	Shareholder	Shares	with
					Received	When		Were	the Company
						Exercised		Received
Amstadter, Michael	02/14/07	9,259	0.29	2,685	0	93	2,593	Investor Bonus Warrants Exercised	Non Company Affiliate
Amstedter, Michael	02/14/07	115,741	0.29	33,565	25,000	0	8,565	Promissory Note Conversion	Non Company Affiliate
Anderson, Brett	10/05/06	10,000	0.35	3,500	0	3,300	200	Payment of Consulting Services	Non Company Affiliate
Arnaudon, John	10/16/05	50,000	0.18	9,000	0	0	9,000	Investor Bonus Shares	Non Company Affiliate
Arnaudon, John	04/10/06	1,000,000	0.46	460,000	250,000	0	210,000	Private Placement Investment	Non Company Affiliate
Arnaudon, John	04/10/06	250,000	0.46	115,000	2,500	0	112,500	Investor Bonus Warrants Exercised	Non Company Affiliate
Baker, Charles	03/01/05	100,000	0.90	90,000	0	75,000	15,000	Employee Bonus Warrant	Former CEO/President
Baker, Charles	08/28/06	2,000,000	0.40	800,000	0	20,000	780,000	Employee Bonus Warrant	Former CEO/President
Baker, Michael	10/16/05	6,666	0.18	1,200	67	0	1,133	Investor Bonus Shares	Non Company Affiliate
Baker, Michael	04/10/06	133,333	0.46	61,333	40,000	0	21,333	Private Placement Investment	Non Company Affiliate
Baker, Michael	09/18/06	33,333	0.41	13,667	333	0	13,333	Investor Bonus Warrants Exercised	Non Company Affiliate
Baker, Michael	10/02/06	131,579	0.40	52,632	33,333	0	19,299	Promissory Note Conversion	Non Company Affiliate
Baker, Michael	02/07/07	10,526	0.26	2,737	105	0	2,632	Investor Bonus Warrants Exercised	Non Company Affiliate
Bear Creek Capital	11/13/06	840,000	0.34	285,600	0	168,000	117,600	Employee Bonus Warrant	Non Company Affiliate
Bellamy, Dean	09/12/06	183,824	0.40	73,530	50,000	0	23,530	Promissory Note Conversion	Non Company Affiliate
Bellamy, Dean	02/15/07	29,412	0.29	8,529	294	0	8,235	Investor Bonus Warrants Exercised	Non Company Affiliate
Bellamy, Dean	10/17/06	183,824	0.35	64,338	50,000	0	14,338	Promissory Note Conversion	Non Company Affiliate
Biondo, John	01/02/03	12,500	0.20	2,500	0	31,250	(28,750)	Payment of Consulting Services	Scientific Advisory Board Member
Branson, Gary and Shirley	10/12/06	138,889	0.32	44,444	40,000	0	4,444	Promissory Note Conversion	Non Company Affiliate
Branson, Gary and Shirley	10/12/06	11,111	0.32	3,556	0	111	3,444	Investor Bonus Warrants Exercised	Non Company Affiliate
Brooks, Scott	11/06/06	100,000	0.35	35,000	0	1,000	34,000	Employee Bonus Warrant	Non Company Affiliate
Brown, Michael	06/02/06	100,000	0.55	55,000	1,000	0	54,000	Employee Bonus Warrant	Former employee
Champlin, Roscoe	10/16/06	35,714	0.33	11,786	10,000	0	1,786	Promissory Note Conversion	Non Company Affiliate
Champlin, Roscoe	10/16/06	2,857	0.33	943	0	29	914	Investor Bonus Warrants Exercised	Non Company Affiliate
Chapman, John W.	10/16/05	30,000	0.18	5,400	0	0	5,400	Investor Bonus Shares	Non Company Affiliate
Chapman, John W.	04/10/06	600,000	0.46	276,000	150,000	0	126,000	Private Placement Investment	Non Company Affiliate
Chapman, John W.	05/30/06	150,000	0.59	88,500	1,500	0	87,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Clifford, Stuart N.	10/19/06	367,647	0.36	132,353	100,000	0	32,353	Promissory Note Conversion	Non Company Affiliate
Clifford, Stuart N.	10/19/06	29,412	0.36	10,588	0	294	10,294	Investor Bonus Warrants Exercised	Non Company Affiliate
Clough, Natale A.	09/06/05	50,000	0.28	14,000	0	0	14,000	Employee Bonus Shares	Child of Employee
Clough, Natale A.	07/05/06	250,000	0.48	120,000	0	50,000	70,000	Employee Bonus Warrant Outstanding	Child of Employee
Clough, Nicholas J.	09/06/05	50,000	0.28	14,000	0	0	14,000	Employee Bonus Shares	Child of Employee
Clough, Nicholas J.	07/05/06	250,000	0.48	120,000	0	50,000	70,000	Employee Bonus Warrant Outstanding	Child of Employee
DeLeon, Michelle	10/12/06	52,083	0.32	16,667	15,000	0	1,667	Promissory Note Conversion	Non Company Affiliate
DeLeon, Michelle	10/12/06	4,167	0.32	1,333	0	42	1,292	Investor Bonus Warrants Outstanding	Non Company Affiliate
Donohue, Timothy J.	04/10/06	400,000	0.46	184,000	100,000	0	84,000	Private Placement Investment	Non Company Affiliate
Donohue, Timothy J.	11/20/06	100,000	0.36	36,000	1,000	0	35,000	Investor Bonus Warrants Exercised	Non Company Affiliate
EDS Holdings, LLC	05/23/06	1,866,666	0.63	1,176,000	0	373,333	802,667	Payment for Royalty Rights	Non Company Affiliate
EDS Holdings, LLC	05/23/06	400,000	0.63	252,000	0	200,000	52,000	Payment for Royalty Rights	Non Company Affiliate
Erickson, Wally	10/19/06	250,000	0.36	90,000	50,000	0	40,000	Promissory Note Conversion	Non Company Affiliate
Erickson, Wally	10/19/06	20,000	0.36	7,200	0	200	7,000	Investor Bonus Warrants Outstanding	Non Company Affiliate

Fogel, Cheri	11/01/05	116,000	0.40	46,400	0	1,160	45,240	Employee Bonus Warrant Outstanding	Former employee
Fried, Stewart	03/28/06	100,000	0.58	58,000	0	1,000	57,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Fried, Stewart	04/10/06	400,000	0.46	184,000	100,000	0	84,000	Private Placement Investment	Non Company Affiliate
Frost, Daryl	10/16/06	89,286	0.33	29,464	25,000	0	4,464	Promissory Note Conversion	Non Company Affiliate
Frost, Daryl	10/16/06	7,143	0.33	2,357	0	71	2,286	Investor Bonus Warrants Outstanding	Non Company Affiliate
Garbutt, Ian and Judith	01/17/07	50,000	0.27	13,500	0	500	13,000	Employee Bonus Warrant Outstanding	Former employee/consultant
Garbutt, Ian and Judy	03/29/07	12,500	0.23	2,875	2,500	0	375	Promissory Note Conversion	Former employee/consultant
Garbutt, Ian and Judy	04/02/07	1,000	0.26	260	10	0	250	Investor Bonus Warrants Exercised	Former employee/consultant
Goodenough, Phillips J.	10/16/05	50,000	0.18	9,000	0	0	9,000	Investor Bonus Shares	Non Company Affiliate
Guerra, Raymond B.	10/16/05	20,000	0.18	3,600	0	0	3,600	Investor Bonus Shares	Non Company Affiliate
Guerra, Raymond B.	04/10/06	400,000	0.46	184,000	100,000	0	84,000	Private Placement Investment	Non Company Affiliate
Guerra, Raymond B.	10/27/06	100,000	0.43	43,000	1,000	0	42,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Guthrie, John	04/10/06	400,000	0.46	184,000	100,000	0	84,000	Private Placement Investment	Non Company Affiliate
Guthrie, John	05/05/06	100,000	0.56	56,000	1,000	0	55,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Hallock, Betty	10/16/05	20,000	0.18	3,600	0	0	3,600	Investor Bonus Shares	Non Company Affiliate
Hallock, Betty	04/10/06	400,000	0.46	184,000	100,000	0	84,000	Private Placement Investment	Non Company Affiliate
Hallock, Betty	04/27/06	100,000	0.70	70,000	1,000	0	69,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Hepper, Dean D.	10/16/05	20,000	0.18	3,600	0	0	3,600	Investor Bonus Shares	Non Company Affiliate
Hepper, Dean D.	03/28/06	100,000	0.58	58,000		1,000	57,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Hepper, Dean D.	04/10/06	400,000	0.46	184,000	100,000	0	84,000	Private Placement Investment	Non Company Affiliate
Hopkims, Carl R.	10/02/06	2,632	0.40	1,053	0	26	1,026	Investor Bonus Warrants Outstanding	Non Company Affiliate
Hopkins, Carl R.	10/02/06	32,895	0.40	13,158	10,000	0	3,158	Promissory Note Conversion	Non Company Affiliate
Jacobson, Benjamin A.	01/02/03	12,500	0.20	2,500	0	3,125	(625)	Payment of Consulting Services	Scientific Advisory Board Member
James C.Czirr Trust u/t/d 2/20/04	03/28/06	25,000	0.58	14,500	0	250	14,250	Investor Bonus Warrants Outstanding	Non Company Affiliate
James C.Czirr Trust u/t/d 2/20/04	04/10/06	100,000	0.46	46,000	25,000	0	21,000	Private Placement Investment	Non Company Affiliate
Jordan, Bruce	01/01/06	20,000	0.22	4,400	0	0	4,400	Payment of Consulting Services	Former Consultant
KCAL Inc. Defined Benefit Plan by Paul J. Kenner	10/17/06	367,647	0.35	128,676	100,000	0	28,676	Promissory Note Conversion	Non Company Affiliate
KCAL Inc. Defined Benefit Plan by Paul J. Kenner	10/17/06	29,412	0.35	10,294	0	294	10,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Ketcham, Mark	10/16/05	20,000	0.18	3,600	0	0	3,600	Investor Bonus Shares	Non Company Affiliate
Ketcham, Mark	04/10/06	400,000	0.46	184,000	100,000	0	84,000	Private Placement Investment	Non Company Affiliate
Ketcham, Mark	05/19/06	100,000	0.60	60,000	1,000	0	59,000	Investor Bonus Warrants Exercised	Non Company Affiliate
King, Marcus	09/12/06	389,706	0.40	155,882	106,000	0	49,882	Promissory Note Conversion	Non Company Affiliate
King, Marcus	09/27/06	277,778	0.36	100,000	80,000	0	20,000	Promissory Note Conversion	Non Company Affiliate
King, Marcus	10/16/06	13,334	0.33	4,400	133	0	4,267	Investor Bonus Warrants Exercised	Non Company Affiliate
Krieg, Jerome	09/19/06	500,000	0.40	200,000	100,000	0	100,000	Promissory Note Conversion	Non Company Affiliate
Krieg, Jerome	09/19/06	40,000	0.40	16,000	400	0	15,600	Investor Bonus Warrants Exercised	Non Company Affiliate
Leaf, Steve and Dolores	10/17/06	73,529	0.35	25,735	20,000	0	5,735	Promissory Note Conversion	Non Company Affiliate
Leaf, Steve and Dolores	10/17/06	5,882	0.35	2,059	0	59	2,000	Investor Bonus Warrants Outstanding	Non Company Affiliate
Lindsey, Samuel L.	09/06/05	5,000	0.28	1,400	0	1,250	150	Employee Bonus Warrant Outstanding	Former employee
Marcus King-JLB, LLC	10/16/05	6,666	0.18	1,200	0	0	1,200	Investor Bonus Shares	Non Company Affiliate
Marcus King-JLB, LLC	04/10/06	133,333	0.46	61,333	33,333	0	28,000	Private Placement Investment	Non Company Affiliate
Marcus King-JLB, LLC	04/27/06	33,333	0.70	23,333	333	0	23,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Marcus King-JLB, LLC	11/13/06	40,064	0.34	13,622	0	0	13,622	Promissory Note Conversion	Non Company Affiliate
Marshall, Brett Scott	10/05/06	20,000	0.35	7,000	0	6,600	400	Payment of Consulting Services	Former Consultant
Melby, Clifford L.	10/12/06	1,736,111	0.32	555,556	500,000	0	55,556	Promissory Note Conversion	Non Company Affiliate

Melby, Clifford L.	10/31/06	138,889	0.38	52,778	1,389	0	51,389	Investor Bonus Warrants Exercised	Non Company Affiliate
Midtown Partners & Co., LLC	01/01/06	60,000	0.22	13,200	0	0	13,200	Payment of Consulting Services	Former Consultant
Miles, Jeffrey	03/28/06	62,500	0.58	36,250	0	625	35,625	Investor Bonus Warrants Outstanding	Non Company Affiliate
Miles, Jeffrey	04/10/06	250,000	0.46	115,000	62,500	0	52,500	Private Placement Investment	Non Company Affiliate
Miles, Joseph	03/28/06	62,500	0.58	36,250	0	625	35,625	Investor Bonus Warrants Outstanding	Non Company Affiliate
Miles, Joseph	04/10/06	250,000	0.46	115,000	62,500	0	52,500	Private Placement Investment	Non Company Affiliate
Miles, Matthew	03/28/06	62,500	0.58	36,250	0	625	35,625	Investor Bonus Warrants Outstanding	Non Company Affiliate
Miles, Matthew	04/10/06	250,000	0.46	115,000	62,500	0	52,500	Private Placement Investment	Non Company Affiliate
Miles, Scott	03/28/06	62,500	0.58	36,250	0	625	35,625	Investor Bonus Warrants Outstanding	Non Company Affiliate
Miles, Scott	04/10/06	250,000	0.46	115,000	62,500	0	52,500	Private Placement Investment	Non Company Affiliate
Miles, Walt and Whitney	03/28/06	1,750,000	0.58	1,015,000	0	17,500	997,500	Investor Bonus Warrants Outstanding	Non Company Affiliate
Miles, Walt and Whitney	04/10/06	7,000,000	0.46	3,220,000	1,750,000	0	1,470,000	Private Placement Investment	Non Company Affiliate
Miller, Denzil H.	10/16/05	20,000	0.18	3,600	0	0	3,600	Investor Bonus Shares	Non Company Affiliate
Miller, Denzil H.	04/10/06	800,000	0.46	368,000	200,000	0	168,000	Private Placement Investment	Non Company Affiliate
Miller, Denzil H.	04/10/06	400,000	0.46	184,000	100,000	0	84,000	Private Placement Investment	Non Company Affiliate
Miller, Denzil H.	10/02/06	150,000	0.40	60,000	1,500	0	58,500	Investor Bonus Warrants Exercised	Non Company Affiliate
Miller, Drayton Daniel	10/02/06	150,000	0.40	60,000	1,500	0	58,500	Investor Bonus Warrants Exercised	Non Company Affiliate
Murphy, Michael P.	04/10/06	400,000	0.46	184,000	100,000	0	84,000	Private Placement Investment	Non Company Affiliate
Murphy, Michael P.	08/10/06	100,000	0.42	42,000	1,000	0	41,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Newport Ventures LP	10/12/06	5,208,333	0.32	1,666,667	1,500,000	0	166,667	Promissory Note Conversion	Non Company Affiliate
Newport Ventures LP	10/12/06	416,667	0.32	133,333	0	4,167	129,166	Investor Bonus Warrants Outstanding	Non Company Affiliate
Paulson Investment Company	12/04/06	1,828,517	0.32	585,125	526,613	0	58,512	Promissory Note Conversion	Former Consultant
Pelka & Accociates, Inc.	06/19/06	48,001	0.47	22,560	0	12,000	10,560	Payment of Consulting Services	Scientific Advisory Board Member
Popa, Nick	03/01/05	15,000	0.90	13,500	0	7,500	6,000	Employee Bonus Warrant Outstanding	Former employee
Popovich, John	04/03/06	250,000	0.53	132,500	0	2,500	130,000	Payment of Consulting Services	Consultant
Price Trust U/T/A 10/5/84	04/10/06	2,000,000	0.46	920,000	500,000	0	420,000	Private Placement Investment	Non Company Affiliate
Price Trust U/T/A 10/5/84	05/05/06	500,000	0.56	280,000	5,000	0	275,000	Investor Bonus Warrants Exercised Outstanding	Non Company Affiliate
Price Trust u/t/d 10/5/84	08/18/05	100,000	0.40	40,000	0	0	40,000	Investor Bonus Shares	Non Company Affiliate
Puff, Walter P.	08/08/03	12,500	0.21	2,625	0	3,125	(500)	Payment of Consulting Services	Scientific Advisory Board Member
Qvale Kjell H. Qvale Survivors Trust	04/10/06	6,000,000	0.46	2,760,000	1,500,000	0	1,260,000	Private Placement Investment	Non Company Affiliate
Qvale Kjell H. Qvale Survivors Trust	05/15/06	5,000,000	0.57	2,850,000	1,000,000	0	1,850,000	Promissory Note Conversion	Non Company Affiliate
Qvale Kjell H. Qvale Survivors Trust	05/15/06	400,000	0.57	228,000	4,000	0	224,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Qvale Kjell H. Qvale Survivors Trust	05/19/06	1,500,000	0.60	900,000	15,000	0	885,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Qvale Kjell H. Qvale Survivors Trust	10/13/06	2,500,000	0.33	825,000	500,000	0	325,000	Promissory Note Conversion	Non Company Affiliate
Qvale Kjell H. Qvale Survivors Trust	10/13/06	200,000	0.33	66,000	2,000	0	64,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Qvale, Bruce H.	08/18/05	100,000	0.40	40,000	0	0	40,000	Investor Bonus Shares	Non Company Affiliate
Qvale, Bruce H.	04/10/06	2,000,000	0.46	920,000	500,000	0	420,000	Private Placement Investment	Non Company Affiliate
Qvale, Bruce H.	04/10/06	1,600,000	0.46	736,000	400,000	0	336,000	Private Placement Investment	Non Company Affiliate
Qvale, Bruce H.	05/19/06	500,000	0.60	300,000	5,000	0	295,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Qvale, Bruce H.	05/19/06	400,000	0.60	240,000	4,000	0	236,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Reininga, Robert	06/09/06	426,666	0.50	213,333	0		213,333	Payment of Consulting Services	Consultant
Reis, Richard M.	01/02/03	12,500	0.20	2,500	0	3,125	(625)	Payment of Consulting Services	Scientific Advisory Board Member

Robinson, Stan	04/03/06	100,000	0.53	53,000	0	1,000	52,000	Payment of Consulting Services	Consultant
Rohan, Rory J	01/01/06	170,000	0.22	37,400	0		37,400	Payment of Consulting Services	Former Consultant
RSV Productions, Inc.*	05/23/06	1,866,667	0.63	1,176,000	0	373,333	802,667	Payment for Royalty Rights	Non Company Affiliate
RSV Productions, Inc.*	05/23/06	400,000	0.63	252,000	0	200,000	52,000	Payment for Royalty Rights	Non Company Affiliate
Ryan Family Partners, LLC	05/23/06	1,866,667	0.63	1,176,000	0	373,333	802,667	Payment for Royalty Rights	Non Company Affiliate
Ryan Family Partners, LLC	05/23/06	400,000	0.63	252,000	0	200,000	52,000	Payment for Royalty Rights	Non Company Affiliate
Schuette, Michael	05/01/07	250,000	0.24	60,000	2,500	0	57,500	Employee Bonus Warrant Exercised	Consultant/Former employee
Seimears, Steve and Marcea	10/02/06	32,895	0.40	13,158	10,000	0	3,158	Promissory Note Conversion	Non Company Affiliate
Seimears, Steve and Marcea	10/02/06	2,632	0.40	1,053	0	26	1,026	Investor Bonus Warrants Outstanding	Non Company Affiliate
Smith, Ron	04/10/06	400,000	0.46	184,000	100,000	0	84,000	Private Placement Investment	Non Company Affiliate
Smith, Ron	05/05/06	100,000	0.56	56,000	1,000	0	55,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Spurgeon, Barbara	05/26/06	50,000	0.56	28,000	500	0	27,500	Investor Bonus Warrants Exercised	Non Company Affiliate
Spurgeon, Tim	05/26/06	50,000	0.56	28,000	500	0	27,500	Investor Bonus Warrants Exercised	Non Company Affiliate
Spurgeon, Tim and Barbara	04/10/06	400,000	0.46	184,000	100,000	0	84,000	Private Placement Investment	Non Company Affiliate
Stansberry, William J.	04/10/06	300,000	0.46	138,000	75,000	0	63,000	Private Placement Investment	Non Company Affiliate
Stansberry, William J.	08/10/06	75,000	0.42	31,500	750	0	30,750	Investor Bonus Warrants Exercised	Non Company Affiliate
Starkweather, David	10/19/06	367,647	0.36	132,353	100,000	0	32,353	Promissory Note Conversion	Non Company Affiliate
Starkweather, David	10/19/06	29,412	0.36	10,588	0	294	10,294	Investor Bonus Warrants Outstanding	Non Company Affiliate
Steele, Robert V.	01/02/03	12,500	0.20	2,500	0	3,125	(625)	Payment of Consulting Services	Scientific Advisory Board
Sterling Trust f/b/o Dean Bellamy	02/20/07	250,000	0.30	75,000	50,000	0	25,000	Promissory Note Conversion	Non Company Affiliate
Sterling Trust f/b/o Dean Bellamy	02/20/07	20,000	0.30	6,000	0	200	5,800	Investor Bonus Warrants Outstanding	Non Company Affiliate
Stiling, Jeff	06/26/06	350,000	0.44	154,000	0	3,500	150,500	Employee Bonus Warrant Outstanding	Former employee
Stribrny, Ludvik E.	01/02/06	69,444	0.22	15,278	0	694	14,583	Investor Bonus Warrants Outstanding	Non Company Affiliate
Stribrny, Ludvik E.	10/12/06	868,056	0.32	277,778	250,000	0	27,778	Promissory Note Conversion	Non Company Affiliate
Strusser 1999 Trust	10/16/05	50,000	0.18	9,000	0	0	9,000	Investor Bonus Shares	Non Company Affiliate
Strusser 1999 Trust	04/10/06	1,000,000	0.46	460,000	250,000	0	210,000	Private Placement Investment	Non Company Affiliate
Strusser 1999 Trust	09/19/06	250,000	0.40	100,000	2,500	0	97,500	Investor Bonus Warrants Exercised	Non Company Affiliate
Susan J. Allen Trust	10/06/04	600,000	0.65	390,000	0	150,000	240,000	Employee Bonus Warrant Outstanding	Wife of Employee
Sweeney, Jim	10/16/05	80,000	0.18	14,400	0	0	14,400	Investor Bonus Shares	Non Company Affiliate
Sweeney, Jim	04/10/06	1,600,000	0.46	736,000	400,000	0	336,000	Private Placement Investment	Non Company Affiliate
Sweeney, Jim	04/27/06	400,000	0.70	280,000	4,000	0	276,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Tajnai, Joseph D.	01/02/03	12,500	0.20	2,500	0	3,125	(625)	Payment of Consulting Services	Scientific Advisory Board Member
Taylor Family Trust	04/10/06	800,000	0.46	368,000	200,000	0	168,000	Private Placement Investment	Non Company Affiliate
Taylor Family Trust	02/28/07	200,000	0.25	50,000	2,000	0	48,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Tire Dealers, Ltd.	10/12/06	86,806	0.32	27,778	25,000	0	2,778	Promissory Note Conversion	Non Company Affiliate
Tire Dealers, Ltd.	10/12/06	6,944	0.32	2,222	0	69	2,153	Investor Bonus Warrants Outstanding	Non Company Affiliate
Tire Dealers, Ltd.	06/09/06	1,173,334	0.50	586,667	0	234,666	352,001	Payment of Consulting Services	Non Company Affiliate
Toilett, Daryl and Candice	10/19/06	551,471	0.36	198,530	150,000	0	48,530	Promissory Note Conversion	Non Company Affiliate
Toilett, Daryl and Candice	10/19/06	44,118	0.36	15,882	0	441	15,441	Investor Bonus Warrants Outstanding	Non Company Affiliate
Velte, Stephen K. *	05/01/06	500,000	0.63	315,000	0	200,000	115,000	Investor Bonus Warrants Exercised	Former employee
Wagar, Bruce A	10/16/06	357,143	0.33	117,857	100,000	0	17,857	Promissory Note Conversion	Non Company Affiliate
Wagar, Bruce A.	11/20/06	28,571	0.36	10,286	286	0	10,000	Investor Bonus Warrants Exercised	Non Company Affiliate
Wester, Neil	04/01/05	50,000	0.80	40,000	0	37,500	2,500	Employee Bonus Warrant Outstanding	Former employee
Williams, Curtis	01/22/07	500,000	0.25	125,000	100,000	0	25,000	Promissory Note Conversion	Non Company Affiliate

Witherspoon, William F.	10/16/05	20,000	0.18	3,600	0	0	3,600	Investor Bonus Shares	Non Company Affiliate
Witherspoon, William F.	04/10/06	400,000	0.46	184,000	100,000	0	84,000	Private Placement Investment	Non Company Affiliate
Witherspoon, William F.	10/25/06	100,000	0.40	40,000	1,000	0	39,000	Investor Bonus Warrants Exercised	Non Company Affiliate
		78,108,174		35,834,994	13,418,880	2,821,711	19,594,403

* Steven K. Velte has a majority